Management’s Discussion and Analysis

For the nine months ended September 30, 2013

Dated: November 6, 2013

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2013 and 2012

Introduction

This Management’s Discussion and Analysis (“MD&A”) of Quaterra Resources Inc. (“Quaterra” or the “Company”) has been prepared by management in accordance with the requirements under National Instrument 51-102 as of November 6, 2013, and provides comparative analysis of Quaterra’s financial results for the nine months ended September 30, 2013 and 2012.

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012 and the condensed consolidated interim financial statements for the nine months ended September 30, 2013, together with the related notes thereto. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts contained herein are in Canadian dollars, unless otherwise indicated.

Quaterra is a Canadian-based, junior exploration company focused on copper exploration, discovery and development within the Yerington District in Nevada. It maintains a pipeline of gold, silver and copper projects in the United States and Mexico for future growth or monetization.

The Company’s shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and NYSE MKT under the symbol “QMM”. Additional information related to Quaterra is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission (“SEC”) www.sec.gov.

The Company is subject to a number of risks and uncertainties due to the nature of its business and present stage of explorations. There have been no changes in the Company’s risks and uncertainties during the nine months ended September 30, 2013 from those described in the 2012 annual MD&A and 2012 Form 20-F of the Company.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results for the current periods presented are not necessarily indicative of the results that may be expected for any future period. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, as they are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Mr. Eugene Spiering, Vice President Exploration of the Company is the qualified person responsible for the preparation of the technical information included in this MD&A.

Corporate Strategy

The Company is focusing its efforts on its 100% owned Yerington District copper assets. Other pipeline gold, silver and copper projects in the United States and Mexico are viewed for future growth or monetization.

If the Company fails to maintain or obtain sufficient funding, the Company may have to delay or cancel further exploration of Quaterra’s properties and could lose some of or all of its interest in the properties.

On August 6, 2013, the Company announced management and director changes in an effort to ensure its long-term sustainability:

  Mr. Thomas Patton, previously the President and CEO of the Company has been appointed the Chairman of the Board, and will continue to focus on shareholder relations, provide continued advice on strategic matters and use his geological expertise to support the Company’s exploration efforts.
  Mr. Steven Dischler, previously the Vice President and General Manager of Yerington, has been appointed President and CEO of the Company and a Director. Steve will continue to be responsible for Yerington and will assume leadership responsibility for corporate strategy, operations and administrative functions.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2013 and 2012

  Dr. Michael Berry has joined the Board as an independent Director. Dr. Berry brings an impressive track record of project finance in the junior mining sector.
  Mr. Lawrence Page, Q.C. has resigned as a director to accommodate the appointment of Dr. Berry.

Update on Mineral Properties

Please refer to December 31, 2012 FORM 20F filed on the Company’s website (investor tab/financials) or with SEDAR for detailed historical information on all mineral properties and Company activities.

MacArthur Property, Nevada

MacArthur Property - The Company has prepared a detailed work plan to advance the Pre-Feasibility at MacArthur. Prefeasibility Study work includes additional drilling, metallurgical testing, environmental and engineering studies needed to support the Pre-Feasibility Study. Pre-Feasibility work is expected to begin upon the Company securing financing. During the quarter, work continued with baseline environmental studies at the MacArthur property with a baseline vegetation report prepared by Envrioscientists out of Reno Nevada.

Acquisition costs incurred to September 30, 2013 were $3,363,114 and exploration expenditures were $19,406,790 for a total of $22,769,904. Acquisition costs incurred to December 31, 2012 were $3,077,838 and exploration expenditures were $18,783,675 for a total of $21,861,513.

Yerington Pit and Bear Resource, Nevada

At Yerington, an update of the resource model is in progress to incorporate newly digitized data since the 43-101 Resources published in February 2012. The new data, taken from 219 Anaconda holes, are well distributed throughout the model, providing additional verification for grade calculations and potential upgrading of the resource.

Acquisition costs incurred to September 30, 2013 were $3,361,346 and exploration expenditures were $6,972,741 for a total of $10,334,087. Acquisition costs incurred to December 31, 2012 were $3,193,862 and exploration expenditures were $6,521,961 for a total of $9,715,823

Herbert Gold Project, Alaska

No drilling was performed this period. All wooden drilling platforms were dismantled and flown to an offsite location as specified in the operating permit. The third year of baseline environmental water studies was completed.

Acquisition costs incurred to September 30, 2013 were $148,391 and exploration expenditures were $1,572,138 for a total of $1,720,529. Acquisition costs incurred to December 31, 2012 were $136,492 and exploration expenditures were $1,512,046 for a total of $1,648,538.

Arizona Strip Property, Arizona

Quaterra completed a review of all Arizona Strip properties during the 3rd Quarter to minimize holding costs pending the decision on the legality of the withdrawal by the US Government in Federal court. The Company’s holdings of unpatented federal claims have been reduced by approximately 50% with mineral properties in the district now totaling 10,289 acres in 498 withdrawn claims. The claim blocks include 140 of the best VTEM geophysical anomalies out of the original 200 anomalies controlled prior to the withdrawal. A total of 1,485 acres in 8 claims and 6 State leases have not been affected by the withdrawal and remain open and permitted for exploration.

The Company’s land position continues to include much of the future production potential of the northern district of the Arizona Strip. Quaterra’s assets on federal lands include 3 mineralized breccia pipes; one (A-20) which could be among the larger identified in the district, 4 drill-defined pipe structures that remain untested in the favorable horizon for uranium mineralization, and 5 possible structures that have been defined by shallow drilling or have collapse structures clearly visible at the surface. The 3 mineralized pipes are subject to a valid existing rights examination that may be conducted as part of continued development drilling on the property.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2013 and 2012

On January 9, 2012, the U.S. Department of the Interior (“DOI”) announced a Public Land Order to withdraw approximately one million acres of Federal land in the district for a twenty year period. On April 18, 2012, Quaterra, together with co-Plaintiff the Board of Supervisors, Mohave County, Arizona, (Arizona Coalition) filed a lawsuit in the United States District Court for the State of Arizona naming as Defendants the DOI and the Bureau of Land Management on the basis that the decision did not adhere to mandated statutory procedures. On April 22, 2013, subsequent to a case management conference, the Court issued an Order setting mandatory dates for completion of discovery. The Court set April 2014 as completion date for the delivery of legal pleadings in any motions for summary judgment.

Since the commencement of the withdrawal process, the Company has not expended significant amounts on the Arizona uranium claims pending the withdrawal decision and has suspended plans to continue to develop uranium claims on Federal land until the issues are resolved politically or judicially.

Acquisition costs incurred to September 30, 2013 were $5,073,515 and exploration expenditures were $7,957,865 for a total of $13,031,380. Acquisition costs incurred to December 31, 2012 were $4,962,589 and exploration expenditures were $7,867,075 for a total of $12,829,664.

Nieves Property, Mexico

The Nieves Silver project is a low sulfidation epithermal silver deposit hosted in three east-northeast trending, steeply south dipping vein systems with alteration and mineralization bearing strong similarities to the world class Fresnillo silver deposit. The property consists of 18 concessions covering 12,064 hectares in the Rio Grande Municipality of the Zacatecas Mining District in central Mexico. Quaterra and 50% joint-venture partner Blackberry Ventures 1, LLC, (“Blackberry”) jointly own the project.

M3 Engineering & Technology Corp. (“M3”) of Tucson, Arizona completed a PEA for the Nieves project (“Nieves PEA”) on October 31, 2012. The study concluded that the project has potential for development as an open pit silver mine that would produce 55.5 million ounces of silver over 10-year mine life. The conceptual open pit mine is centered on the Concordia vein that contains a total of 35.4 million tonnes of mineable ore. The pit includes 28.3 million tonnes of higher grade material averaging 65 g/t silver and 0.045 g/t gold (at a cutoff of 30.5 g/t silver); and 7.1 million tonnes of lower grade material averaging 24 g/t (at a cutoff of 21.3 g/t silver).

The Nieves PEA emphasizes that additional exploration and drilling could both expand the current pit and upgrade the San Gregorio inferred resource which was not included in this study. A set of detailed cross sections has been completed to assist in optimizing the location of additional drill holes. Quaterra and Blackberry have hired an investment banker to monetize part of the asset to fund drilling to increase the size of the currently defined resource and to evaluate the new Orion vein discovery and other targets west of the currently defined mineralization.

Since inception to September 30, 2013, the Company had incurred $1,744,804 (December 31, 2012 - $1,623,310) for acquisition costs and $4,800,838 (December 31, 2012 - $4,692,483) for exploration expenditures giving a total of $6,545,642 (December 31, 2012 - $6,315,793) for its 50% interest in Nieves.

Other Mexico Properties, Goldcorp IFA

On September 19, 2013, the Company announced the sale of three properties under the IFA with Goldcorp to Goldcorp for $375,000 and a 2% net smelter royalty on each property (capped at $2,000,000 per property). In addition, Quaterra

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2013 and 2012

and Goldcorp Inc. have concluded a second amendment to the Investment Framework Agreement (“IFA”) originally signed on February 10, 2010 and as first amended June 13, 2013.

Five properties remain under the IFA including the Americas, Inde, Jaboncillo, Santo Domingo and Microondas properties, and any other properties subsequently acquired by Quaterra. Management believes that these five remaining properties in the IFA have potential for the discovery of gold-silver deposits. Under terms of the agreement Quaterra can be carried to production with a 24% ownership on any IFA property that Goldcorp elects to develop.

During the nine months ended September 30, 2013, the Company incurred mineral property costs of $3,365,342 before impairments and disposal of mineral properties. A summary of all mineral property expenditures by property can be found in Note 6 of the condensed consolidated interim financial statements for the nine months ended September 30, 2013, a summary of which is presented in the following table:

	December		Additions		Change during	September
All Mineral Properties	31, 2012	Q1	Q2	Q3	the period	30, 2013
Summary by Expenditures
Total acquisition	$17,521,671	$491,514	$198,572	$767,101	$1,457,187	$18,978,858
Total exploration	52,643,890	883,206	634,366	390,583	1,908,155	54,552,045
	70,165,561	1,374,720	832,938	1,157,684	3,365,342	73,530,903
Impairments	-	-	-	(45,320)	(45,320)	(45,320)
Disposal of mineral properties	-	-	-	(3,225,818)	(3,225,818)	(3,225,818)
Total	$70,165,561	$1,374,720	$832,938	$(2,113,454)	$94,204	$70,259,765

	December		Additions		Change during	September
All Mineral Properties	31, 2012	Q1	Q2	Q3	the period	30, 2013
Nieves,net of recovery	$6,315,793	$99,763	$24,286	$105,800	$229,849	$6,545,642
Other properties in Mexico, net of recovery	15,021,713	311,645	225,729	(2,904,210)	(2,366,836)	12,654,877
MacArthur copper	21,861,513	404,351	242,529	261,511	908,391	22,769,904
Yerington copper	9,715,823	360,558	211,142	46,564	618,264	10,334,087
Herbert Gold	1,648,538	19,868	11,468	40,655	71,991	1,720,529
Uranium properties	12,829,664	50,891	40,962	109,863	201,716	13,031,380
Other properties, US	2,772,517	127,644	76,822	226,363	430,829	3,203,346
Total	$70,165,561	$1,374,720	$832,938	$(2,113,454)	$94,204	$70,259,765

Review of Financial Results

For the nine months ended September 30, 2013 (“2013”), the Company reported a net loss of $3,567,869 compared to a net loss of $2,873,498 for the same period in 2012 (“2012”), the differences are mainly due to the loss on disposal of mineral properties in central Mexico and unrealized non cash fair value gain on derivative liability in 2013. To preserve cash, the Company has reduced its general administration and corporate activities, and focused on supporting its exploration and development activities in its Nevada copper assets. A comparison of general administrative expenses for 2013 and 2012 is provided in the table below.

General Administrative Expenses

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2013 and 2012

General administrative expenses include overheads associated with administering the Company’s regulatory requirements and supporting the exploration activities.

	Nine months ended September 30,		Increase
	2013	2012	(decrease)
General and administrative expense
Administration and general office	$531,331	$520,690	$10,641
Consulting	158,986	264,801	(105,815)
Depreciation	56,745	78,721	(21,976)
Directors' fees	174	94,783	(94,609)
Investor relations andc ommunications	33,214	173,217	(140,003)
Personnel costs	584,975	887,383	(302,408)
Professional fees	520,718	429,296	91,422
Share-based payments	437,071	1,009,479	(572,408)
Transfer agent and regulatory fees	95,453	117,078	(21,625)
Travel and promotion	43,977	31,072	12,905
	2,462,644	3,606,520	(1,143,876)

An analysis of the significant changes is outlined below:

a)

Administration and general office increased by $10,641 from $520,690 in 2012 to $531,331 in 2013 reflecting the new rates in the Manex service agreement renewed effective July 2012. The service agreement has been renegotiated to a reduced level effective September 1, 2013 and the results will be reflected going forward.

b)

Consulting decreased by $105,815 from $264,801 in 2012 to $158,986 in 2013 due to the termination of the financial advisory service agreement on April 15, 2012 as well as a downward renegotiated community communication service in August 2012.

c)

Directors’ fees have been suspended since January 1, 2013. The board agreed in May 2013 to forego fee accruals until further notice, thus the fees for the first quarter ended March 31, 2013 has been reversed.

d)	Investor relations and communications decreased by $140,003 from $173,217 in 2012 to $33,214 in 2013 due to the reduced number of tradeshow trips.
e)	Personnel costs reduced by $302,408 from $887,383 in 2012 to $584,975 in 2013 due staff reductions and due to the voluntarily salary reduction from the management.
f)	Professional fees increased by $91,422 from $429,296 in 2012 to $520,718 in 2013 reflecting the increased legal fees for the Arizona Uranium law suit which commenced early 2012.
g)

In 2012, the Company granted 3,295,000 stock options at a weighted average exercise price of $0.45 for five years. 3,955,000 stock options were granted in September 2013 at an exercise price of $0.16 for five years. The fair value of the Company’s stock options has decreased in line with a reduction on the Company’s share price.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2013 and 2012

Other Items

	Nine months ended September 30,		Increase
	2013	2012	(decrease)
Exploration partner administration income	24,382	65,437	(41,055)
Foreign exchange loss	(32,960)	(206,393)	173,433
Fair value gain on derivative liability	739,296	-	739,296
Gain on sale of mineral property	1,038,400	820,712	217,688
General exploration costs	(11,963)	(44,831)	32,868
Impairments	(45,320)	-	(45,320)
Loss on disposal of mineral properties	(2,774,114)	-	(2,774,114)
Unrealized loss on marketable securities	(7,000)	-	(7,000)
Write-off of equipment	-	39,954	(39,954)
Interest income (expenses)	(35,946)	58,143	(94,089)
	(1,105,225)	733,022	(1,838,247)

a)

Exploration partner administration income: The Company charges a 10% administration fee on its Nieves joint venture partner’s shared exploration costs and 5% fee on expenditures on its central Mexico properties under the Goldcorp IFA agreement. Partner administration income has decreased in line with a decrease in exploration costs related those properties.

b)

Foreign exchange: The Company recognized a foreign exchange loss of $206,393 in 2012 compared to $32,960 in 2013 due to the fluctuation of the Canadian dollar against the US dollar. Volatility in the foreign exchange rate could continue to result in significant foreign exchange gains or losses. The Company does not hedge its exposure to changes in the value of the Canadian dollar.

c)

Fair value gain on derivative liability: Warrants denominated in a currency other than the Company’s functional currency are deemed to be a derivative and valued at fair value. Due to the decline in the Company’s share price, the fair value of the derivative liability was reduced significantly after it was first recorded on December 28, 2012. As a result, $739,296 unrealized fair value gain was recognized in 2013. The Company issued additional US dollar denominated warrants during the nine months ended September 30, 2013 which resulted in an additional derivative liability, however, due to the close proximity to September 30, 2013 there was no change in fair value of the warrants.

d)

Gain on sale of mineral property: In October 2012, the Company sold its Butte Valley copper project to Freeport for US$2,000,000, and realized $820,712 gain. In July 2013, the Company received US$1.0 million from Freeport as a contingent bonus from the sale of Butte Valley.

e)

General exploration costs: These costs represent expenditures to undertake and support exploration activities on the Company’s properties, including costs incurred prior to the Company obtaining the rights to the mineral properties. In addition, if the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred.

f)

Loss on disposal of mineral properties: On September 19, 2013, the Company sold three properties in central Mexico to Goldcorp for US$375,000 plus applicable taxes. At the date of disposal the total capitalized exploration expenditures for these three properties were $3,225,818 which was written down to nil and resulted in a loss on disposal of $2,774,114.

g)

Interest income (expenses): interest earned varies based on the timing, type and amount of equity placements and resultant fluctuations in cash. The interest expense in 2013 was related to the three unsecured loans from the Company’s former President and CEO. As of September 30, 2013, US$600,000 remained unpaid.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2013 and 2012

Quarterly Information Trends

The following unaudited quarterly information is derived from the Company’s condensed consolidated interim financial statements:

	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
Administration and general office	$(682,573)	$(563,683)	$(779,317)	$(907,848)
Exploration partner administration income	11,977	2,429	9,976	25,410
Foreign exchange gain (loss)	(33,910)	(13,788)	14,738	39,479
General exploration recovery (costs)		1,620	1,656	(138,021)
Gain on sale of mineral property	1,038,400	-	-	-
Fair value gain on derivative liability	11,103	237,566	490,626	-
Loss on disposal of mineral properties	(2,774,114)	-	-	-
Impairments	(45,320)	-	-	-
Interest income (expenses)	(20,053)	(15,501)	(390)	(158)
Unrealized loss on marketable securities	166	(3,834)	(3,333)	(66,533)
Share-based payments	(437,071)	-	-	(37,038)
Write-off of taxes receivable	-	-	-	(895,769)
Net loss	(2,931,395)	(355,191)	(266,044)	(1,980,478)
Basic loss per share	$(0.02)	$-	$-	$(0.01)

	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Administration and general office	$(889,383)	$(787,529)	$(920,129)	$(1,188,387)
Exploration partner administration income	33,185	9,679	22,573	18,358
Foreign exchange gain (loss)	(108,710)	(19,770)	(77,913)	(149,196)
General exploration costs	(22,474)	(12,657)	(9,700)	(201,479)
Gain on sale of mineral property	820,712			-
Impairments		-	-	-
Interest income (expenses)	12,288	26,955	18,900	118,057
Share-based payments	(21,010)	(915,609)	(72,860)	(265,675)
Write-off of equipment	20,385	19,569	-	-
Net income (loss)	$(155,007)	$(1,679,362)	$(1,039,129)	$(1,668,322)
Basic income (loss) per share	$-	$(0.01)	$(0.01)	$(0.01)

The Company’s results have been largely driven by the level of its exploration activities and recoveries from exploration partners. The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

  General exploration expenditures can vary widely from quarter to quarter depending on the stages and priorities of the exploration program.
  The gain or loss on disposal of mineral properties is dependent on the negotiated sales proceeds and can vary significantly from property to property.
  The Company receives management fees on the Blackberry joint venture and other Mexico properties under the Goldcorp IFA agreement, the amount of which varies dependent on the level of project expenditures incurred.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2013 and 2012

  Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in the US and Mexico in US dollars and Mexican Pesos, but reports its financial results in Canadian dollars.
  Share-based payments can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
  Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

Related Party Information and Commitment

Manex Resource Group (“Manex”), a private company controlled by the Corporate Secretary of the Company, provides furnished office space, selected administration, accounting, and corporate secretarial services to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and Manex. In February 2012, the Company renewed the service agreement for five years commenced July 2012, subsequently amended on September 1, 2013, at a current monthly commitment of $10,500 for its head office premises.

The Company is party to an agreement dated March 27, 2006, subsequently amended, with Atherton Enterprises Ltd. (“Atherton”) to retain the services of Mr. Scott Hean as Chief Financial Officer for $175,000 per annum. Since March 1, 2013 Atherton voluntarily forfeited 75% of the contracted amount with no accrual recorded on a temporary basis. Starting August 1, 2013, Atherton is paid at $87,500 per year.

As of September 30, 2013 the Chairman of the Board and the former President and CEO of the Company had advanced a total of US$800,000 (the “loans”) to the Company for operating expenditures. The loans are unsecured and are repayable within nine months at an annual interest rate of 10% other than the US$100,000 loan made on July 4, 2013 which was paid on August 29, 2013. As of November 5, 2013, the principal of the loan remains US$600,000. The Chairman had reduced his cash remuneration to $1 per year since December 2012 with no accrual, and starting September 1, 2013, he is paid $150,000 per year.

The Company has leases for its Vancouver head office and US offices. As of September 30, 2013, the Company had following commitments related to its office premises:

	Less than	1-3	4-5	After 5
Total	1 year	years	years	years
$ 528,736	$ 43,245	$ 401,491	$ 84,000	$ -

Financial Condition, Liquidity and Capital Resources

On September 13, 2013, the Company announced the closing of a private placement for gross proceeds of US$2,981,000.

The Company issued an aggregate of 29,810,000 units at a price of US$.10 per unit for gross proceeds of US$2,981,000. Each unit consisted of one common share of the Company and one non-transferable common share purchase warrant exercisable into one common share at a price of US$0.15 for a period of three years from the date of closing. Securities issued will be subject to a four-month plus one day hold period from the closing date. Finder’s fees of US$23,450 were paid in cash with regard to the sale of some of the units. All senior management and Directors of the Company participated.

On July 29, 2013, the Company also received US$1,000,000 from Freeport as an acquisition bonus arising out of the Butte Valley property sale announced on October 4, 2012 which was contingent on Freeport acquiring certain other mineral properties.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2013 and 2012

As at November 6, 2013, the Company has cash of $1,600,000. The Company is looking for alternative ways to raise funds including equity financing or the sale and/or the optioning of its mineral property interests via joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. The Company is also taking steps to minimize costs including reduction in management remuneration. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition, divestment and exploration activities.

During the nine months ended September 30, 2013, the Company expended $914,114 (2012 - $2,706,946) cash in operating activities with allocations of 34% in professional and consulting fees, 30% in personnel costs, 27% in administration and general office expenses, 5% in transfer agent and regulatory fees, and 4% in travel and shareholder communications.

The Company also had $2,845,009 (2012 - $10,866,669) in mineral property acquisition and exploration costs: allocated as 54% in MacArthur and Yerington, 13% in central Mexico, 8% in Nieves, 7% each to Herbert Gold and Uranium, and 11% in other U.S. properties The Company has decided to focus its efforts on copper projects and continue to monetize its non-core assets. As of November 5, 2013, the Company had received US$722,672 as a reimbursement of shared exploration costs incurred in the 2nd half of 2012 and the first quarter of 2013 from Blackberry.

The ability of the Company to continue its exploration programs is dependent on the continuing success of its programs and on generating sufficient additional funding to support those exploration programs. Management is continuing to consider ways to monetize its non-core exploration properties.

Outstanding Shares, Stock Options and Share Purchase Warrants

As at November 6, 2013, 192,800,836 common shares were issued and outstanding, 36,351,571 warrants were outstanding at a weighted exercise price of US$0.22, 16,310,000 stock options were outstanding and 15,635,000 exercisable at weighted average exercise prices of $0.78 and $0.96 respectively.

NYSE MKT Exchange

On August 2, 2013 the NYSE MKT (the “Exchange”) notified the Company that it accepted the Company’s plan of compliance and granted the Company an extension until October 31, 2013 to regain compliance with the continued listing standards. Specifically, the Company was not in compliance with Section 1003(a)(iv) of the NYSE MKT Company Guide which refers to continued operating losses and the low selling price of the Company’s stock.

On October 31, 2013, the NYSE MKT granted a further extension to January 15, 2014 for the Company to return to compliance with the Exchange’s continued listing standards. The Company continues with its renewed Strategy (see above) and also continues to consider voluntary delisting.

Off Balance Sheet Arrangements

None

Disclosure Controls and Internal Control over Financial Reporting

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded based on its evaluation that they are effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal control over financial reporting has been designed, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2013 and 2012

Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework designed as described above and based on this evaluation, the CEO and CFO have concluded that internal control over financial reporting was effective as of September 30, 2013 and there have been no significant changes to internal control over financial reporting in the period ended September 30, 2013.

Because of inherent limitations, internal control over financial reporting and disclosure controls can provide only reasonable assurances and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future years are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit Committee of the Company has reviewed this MD&A, and the condensed consolidated interim financial statements for the nine months ended September 30, 2013, and the Board of Directors approved these documents prior to their release.

Changes in Accounting Policies

The Company has adopted new accounting standards effective January 1, 2013; please refer to note 3 in the condensed consolidated interim financial statements for the nine months ended September 30, 2013. The Company has evaluated the new standards and concluded that there is no significant impact on the Company’s financial statements as of September 30, 2013.

Financial Instruments

The Company’s activities expose it to a variety of risks arising from financial instruments. Please refer to Note 15 in the annual consolidated financial statements for the year ended December 31, 2012 for detailed discussions.

The Company’s marketable securities as at September 30, 2013 were carried at fair value. During the nine months ended September 30, 2013, the Company reported an unrealized loss of $7,000 from mark-to-market adjustments on the marketable securities and unrealized fair value gain of $739,296 from the derivative liability both in net loss.

Forward-Looking Statements

This MD&A contains “forward-looking statements”. Statements that are not historical fact and that relate to predictions, expectations, beliefs plans, projections, objectives, assumptions, future events, or future performance may be forward-looking statements. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, “plan” or similar words.

You are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are subject to inherent risks and uncertainties which could cause actual events or results – such as, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects – to differ from those reflected in a forward-looking statement. These risks and uncertainties include without limitation: the Company’s ability to finance the continued exploration of mineral properties; the Company’s history of losses and expectation of future losses; the Company’s ability to obtain adequate financing for planned exploration activities; uncertainty of production at the Company’s mineral exploration properties; the lack of Proven Mineral Reserves or Probable Mineral Reserves; changes in resource estimates resulting from updated testing and technical reports; the impact of governmental regulations, including environmental regulations; and commodity price fluctuations. This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Further information regarding these and other factors, are included in this MD&A under the “Risk and Uncertainties” heading and in the Company’s filings with securities regulatory authorities.

The forward-looking statements contained in this MD&A are based on the beliefs, expectations, and opinions of management on the date the statements are made. The Company undertakes no obligation to update any forward-looking statement should circumstances or estimates or opinions change, except in accordance with applicable securities laws.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2013 and 2012

For ease of reference, the following information is provided:

	September 30, 2013	December 31, 2012

Rate at end of period	1.0303	0.9949
Average rate	1.0234	0.9994
High	1.0567	1.0418
Low	0.9838	0.9710

www.bankofcanada.com

Conversion Table
Imperial			Metric

1Acre	=	0.404686	Hectares
1Foot	=	0.304800	Metres
1Mile	=	1.609344	Kilometres
1Ton	=	0.907185	Tonnes
1Ounce (troy)/ton	=	34.285700	Grams/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton(avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton(avdp.)	=	907.1848	kg
ug	- microgram	1	oz(troy)	=	31.1035	g

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the nine months ended September 30, 2013 and 2012

Glossary of Abbreviations

Ag:	Silver
Ag gm/t:	Silver grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
AMR:	Advance minimum royalty payments
Au:	Gold
Au gm/t:	Gold grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
Ba:	Barium
CAD:	Canadian dollars
Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
NI 43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
TSX-V	Toronto Stock Exchange - Venture Exchange
US$:	U.S. dollars
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide